UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Termination of ATM Prospectus Supplement

On June 15, 2026, the Company notified Jefferies LLC that it was suspending its use of and terminating the prospectus supplement (the “ATM Prospectus Supplement”), related to the potential issuance from time to time of the Company’s ordinary shares pursuant to the Open Market Sale AgreementSM, dated June 14, 2024, by and between the Company and Jefferies LLC (the “Sales Agreement”). The Company will not make any sales of its securities pursuant to the Sales Agreement unless and until a new prospectus supplement or a new registration statement is filed. Other than the termination of the ATM Prospectus Supplement, the Sales Agreement remains in full force and effect.

INCORPORATION BY REFERENCE

This Report shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-266136, 333-273262, 333-275111, and 333-281684), the Company’s registration statement on Form F-3ASR (File No. 333-289006), and the Company’s registration statement on Form S-8 (File No. 333-266881), including any prospectuses forming a part of such registration statements, and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date:	June 15, 2026	By:	/s/ Tanya Zharov
			Name:	Tanya Zharov
			Title:	General Counsel